United States
                     Securities and Exchange Commission
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                      GOLDEN TRIANGLE INDUSTRIES, INC.
                              (Name of Issuer)


                          Common, Par Value $0.001
                       (Title of Class of Securities)


                                381214 40 2
                               (CUSIP Number)


                                Larry White
                   650 S. Central Avenue, Oviedo, FL 32765
                               (407) 366-9668
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 17, 2000
          (Date of Event which Requires Filing of this Statement)


CUSIP No. 381214 40 2


1) Names of Reporting Persons & IRS Identification Nos. of Above Persons (entities only): Kenneth Lawrence White & Patricia Ann White (joint tenants)

2) Check Appropriate Box if a Member of a Group:    N/A
      A.  _____________
      B.  _____________

3) SEC Use Only:

4) Source of Funds:  no funds (see Item 3.)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) __ or 2(e) ___

6) Citizenship or Place of Organization:  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power:  none

  (8) Shared Voting Power:  5,268,120

  (9) Sole Dispositive Power:  none

  (10) Shared Dispositive Power:  5,268,120

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  5,268,120

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ___

13) Percent of Class Represented by Amount in Row (11):  60.7%

14) Type of Reporting Person:  IN



Item 1. Security and Issuer

  This statement relates to Golden Triangle Industries, Inc. common stock, par value $0.001. The address of the principal executive offices of the issuer is 650 S. Central, Suite 1000, Oviedo, FL 32675


Item 2. Identity and Background

  (a) Name: Kenneth Lawrence White
  (b) Business Address: 650 S. Central, Suite 1000, Oviedo, FL 32675
  (c) Present Principal Occupation: Home Building
  (d) Employer: Whitemark Homes, Inc.
  (e) Employer Address: 650 S. Central, Suite 1000, Oviedo, FL 32675
  (f) Principal Business of Whitemark Homes, Inc.:  Home Building

  (a) Name: Patricia Ann White
  (b) Address: 1437 Chippewa Lane, Geneva, FL  32732
  (c) Present Principal Occupation: Not Presently Employed


Item 3. Source and Amount of Funds or Other Consideration

  No cash funds were used to purchase the shares. The shares were acquired as described below.

  Golden Triangle Industries, Inc. (GTII) entered into an agreement for simultaneous transactions: 1) the disposition of essentially all of the operating assets of GTII, and 2) the acquisition of Whitemark Homes, Inc. The shareholders of GTII approved the transactions at the June 17, 2000 annual meeting. Kenneth Owens, former president of GTII, relinquished all of his preferred shares (representing approximately 34% voting control of GTII) to the Company in exchange for the majority of GTII's operating assets and liabilities and a partial ownership of a GTII subsidiary. GTII issued 533,760 restricted common shares to Larry and Ann White for 100% ownership of Whitemark Homes, Inc. Larry White was elected as new President and Chairman of the Board of Directors of GTII. Larry White owned approximately 41% of the Company after this change in management control.

  Subsequently, Larry and Ann White acquired 2,100,000 more GTII shares by transferring their ownership in various development properties to the Company.

  The Company split its stock 2-for-1 on August 28, 2000. As a result, of these transactions, Larry White currently owns 5,268,120 shares (or 60.7%) of GTII.


Item 4. Purpose of the Transaction

  The purpose of the issuance of the 533,760 shares was to acquire Whitemark Homes, Inc. and to change GTII's business from an oil and gas business to a home building business. In doing so, control of the Company was transferred to the owner of the home building business.

  The purpose of the issuance of the 2,100,000 shares was to move ownership of the development properties previously owned by the Whites into the corporation.


Item 5. Interest in Securities of the Issuer

  Larry White currently owns 5,268,120 common shares of GTII, representing 60.7% of the Company. The shares are held jointly with his wife, Patricia White, so there is shared voting and dispositive power.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  There are no contracts, arrangements, understandings or relationships between Larry White / Patricia White and any other person with respect to the securities.


Item 7. Material to be Filed as Exhibits

  Form 8-K Dated May 5 and amendment filed on November 29, 2000
  Form 8-K Dated June 30, 2000 and filed November 29, 2000



SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    January 25, 2001
         Date


/s/ KENNETH LAWRENCE WHITE                 /s/  PATRICIA WHITE
Kenneth Lawrence White                     Patricia White
President